UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NTN Buzztime, Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

629410606
(CUSIP Number)

Andrew Eisenberg, General Counsel/Chief Compliance Officer
North Star Investment Management Corporation
20 N. Wacker Drive, Suite 1416
Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629410606

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North Star Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 285,000
	10	SHARED DISPOSITIVE POWER 11,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.33%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Explanatory Note:

     North Star Investment Management Corporation, the Reporting Person, heretofore has reported its beneficial ownership of shares of the Common Stock of NTN Buzztime, Inc. on Schedule 13G. The Reporting Person is required to amend its Schedule 13G to report a recent letter sent to the Board of Directors

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $0.005 per share (the “Common Stock”), of NTN Buzztime, Inc., a Delaware corporation (the “Issuer”), which were purchased by investment advisory clients of the Reporting Person (the “Shares”). The principal executive offices of the Issuer are located at 2231 Rutherford Road, #200, Carlsbad, California 92008.

Item 2. Identity and Background

(a)-(c) The reporting person is: North Star Investment Management Corporation (the “Reporting Person”), a Delaware corporation. The Reporting Person is a privately-held investment advisor which is wholly owned by North Star Financial Services Corp. (the “Holding Company”). The Reporting Person provides investment advisory services to public mutual and private investment funds (“Funds”) and accounts held by corporations, individuals and others (the “Separately Managed Accounts”).

The business address of the Reporting Person and the Holding Company is: 20 N. Wacker Drive, Suite 1416, Chicago, IL 60606

     (i) The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s Board of Directors and any other persons ultimately in control of the Reporting Person are set forth below:

Peter Gottlieb – President, Director and control person of Reporting Person

Eric Kuby – Chief Investment Officer, Director and control person of Reporting Person

     (ii) The names, addresses and principal occupations of each of the Holding Company’s executive officers, each member of the Holding Company’s Board of Directors and any other persons ultimately in control of the Reporting Person are set forth below:

Eric Kuby – President, Director and control person of Holding Company

Peter Gottlieb – Secretary, Treasurer, Director and control person of Holding Company

     The address for each of the individuals listed above is 20 N. Wacker Drive, Suite 1416, Chicago, IL 60606.

(d) During the last five years, neither the Reporting Person, the Holding Company, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, the Holding Company, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

(f) Mr. Gottlieb and Mr. Kuby are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

     The Shares purchased on behalf of the respective Funds were purchased with monies obtained by the Funds through capital contributions from investors in the Funds. The Shares purchased on behalf of the Separately Managed Accounts were purchased with personal or operating funds of the account holders.

     The approximate amount of funds used by the Reporting Person’s advisory clients to purchase the Shares reported herein is $1,585,000.

Item 4. Purpose of Transaction

     The Shares were purchased for investment purposes on behalf of the advisory clients of the Reporting Person. The Reporting Person intends to evaluate from time to time the investment goals and objectives of its advisory clients, other investment opportunities available to them, and general economic, market and other conditions, as well as the Issuer's business operations and prospects and the price and availability of shares of Common Stock. Based on such evaluations, the Reporting Person may determine at any time to cause its advisory clients to acquire additional shares of Common Stock or sell or otherwise dispose of some or all of the Shares.

     On November 21, 2018, the Reporting Person sent a letter to the Board of Directors of the Issuer (the “Issuer Letter”) in which, among other things, the Reporting Person expressed disappointment in the performance of the Board of Directors of the Issuer and specifically requested that the Board members purchase additional shares in the open market to demonstrate their faith in the company. Additionally, the letter requested that if a Board member is not willing to purchase additional shares, then the member should resign. If a Board member fails to purchase additional shares or fails to resign, North Star will vote against that members future nominations to The foregoing description of the Issuer Letter is qualified in its entirety by reference to the full text of the Issuer Letter, a copy of which is filed as Exhibit A to this Schedule 13D and is incorporated by reference into this Item 4.

     The Reporting Person may seek to engage in discussions with the management of the concerning the Issuer or its business or operations. Such discussions may relate to any one or more of the transactions specified below in clauses (a) through (j) of this Item 4.

     Except as described above, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (c) A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of a total of 296,000 Shares, representing approximately 10.33% of the shares of the Common Stock outstanding (based on 2,873,340 shares of Common Stock outstanding on November 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018). None of the persons named in Item 2 other than the Reporting Person beneficially own any of the securities reported herein.

     (b) The Reporting Person has sole voting and dispositive power over the 285,000 Shares held, in the aggregate, by the Funds and has shared dispositive power and no voting power over the 11,000 Shares held in the aggregate in the Separately Managed Accounts.

     (c) There have been no transactions in the class or securities during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any executive officers or directors of the Reporting Person, and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the investment advisory contracts between the Reporting Person and its investment advisory clients, in which the advisory clients grant to the Reporting Person voting and investment power with respect to securities held in their respective accounts, including shares of the Issuer.

Item 7. Material to Be Filed as Exhibits

Letter to Board of Directors. (See attached).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2018
Dated

/s/ Andrew Eisenberg
Signature

General Counsel/Chief Compliance Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

November 21, 2018

Board of Directors
NTN Buzztime, Inc.
2231 Rutherford Road, #200
Carlsbad, CA 92008

Re: Board of Directors

Dear Sirs and Madam,

It is our opinion that the Board members of companies the size of NTN should exhibit their faith by owning shares of the company and purchasing shares in the open market when reasonable. We think that $100,000 minimum capital commitment would be reasonable, particularly at these depressed levels. We take note that there have been ZERO purchases by Board members this year (2018), and an embarrassing amount of small sales made (option related most likely). In fact, with the sole exception of a small purchase by Richard Simtob in December 2017, there haven’t been any open market purchases since we made our sizeable investment in the company in March 2017.

We call upon all Board members who are unwilling to invest in the Company to resign and be replaced by stakeholders willing to provide capital and believe in the company. For those who neither resign nor make purchases, it is our current intention to vote against their future nominations. According to recent SEC filings, we are your third largest shareholder, owning over 10% of the outstanding shares.

Additionally, we feel the senior executives should also demonstrate their commitment by making similar purchases.

Respectfully,

Peter Gottlieb	Eric Kuby

THE CIVIC OPERA BUILDING • 20 NORTH WACKER DRIVE • SUITE 1416 •
CHICAGO, ILLINOIS 60606 • 312.580.0900 PHONE • 312.580.0901 FAX
Securities are offered through Mid Atlantic Capital Corporation (MACC), a registered Broker Dealer, Member FINRA/SIPC.
Advisory services offered through
North Star Investment Management Corp. (NSIMC). a Registered Investment Adviser. North Star Investment Management
Corp. is not a subsidiary or control affiliate of MACC.